Exhibit 99.1

SIGMA LITHIUM PROVIDES UPDATE ON FINAL STAGE OF STRATEGIC REVIEW: INITIATES PRIMARY LISTING OF SIGMA BRAZIL ON NASDAQ AND SINGAPORE

HIGHLIGHTS

•	In connection with its Strategic Review Process, Sigma Lithium has entered contractual and detailed structural negotiations with finalists, which shall continue into the new year.

•	To achieve optimal structural flexibility and maintain competitiveness of the Process until its conclusion, Sigma Brazil is initiating the procedures for a primary listing of its shares on both Nasdaq and Singapore Stock Exchange.

o	Such listings can help maximize shareholder value, should the selected alternative in its strategic review process involve only Sigma Brazil.

o	Such listings can help maximize shareholder value, should the selected alternative in its strategic review process involve only Sigma Brazil.

o	Sigma Lithium’s high ESG standards, specifically Governance, as well as minority shareholder led composition of Board of Directors, should be mirrored at Sigma Brazil.

SAO PAULO, Dec. 18, 2023 /CNW/ — Sigma Lithium Corporation (“Sigma Lithium” or the “Company“) (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), a leading lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, Triple Zero Green lithium concentrate is continuing its Strategic Review Process (“Process”) into the new year.

The Board of Directors (“Board”) remains encouraged by the direction of negotiations between Sigma Lithium and the finalists in the Process. These parties are committed to the Process and are actively engaged in drafting contractual documentation.

As part of this Process, the Company is announcing its intention to initiate the procedures to list the shares of Sigma Brazil at both Nasdaq and Singapore Stock Exchange.

•	The dual listing of Sigma Brazil is solely contemplated for the purpose of closing the strategic transaction, maximizing shareholder value.

•	All shareholders, whether holding shares of Sigma Lithium or Sigma Brazil, would ultimately be taken out in the event of an acquisition.

•	Sigma Brazil selected a Nasdaq listing level equal to Sigma Lithium’s existing listing, to continue to adhere to one of the highest levels of global corporate governance and transparency in the world.

•	Sigma Lithium minority shareholder led composition of Board of Directors, should be mirrored at Sigma Brazil.

•	The Board remains committed to maximizing value for all stakeholders, especially the communities at Vale do Jequitinhonha.

Ana Cabral, CEO commented: “We are delighted with the overwhelming interest in our business from some of the most admired companies in the battery materials and electric vehicles industries globally, including automakers and battery manufacturers. We are also honored with the direct engagement of C-level executives and board members from the consortiums with our leadership during this strategic process, significantly strengthening our relationships with global leaders and key decision makers of our industry.”

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Lucas Melo, Chair of the Audit Committee complemented: “Brazil is building thriving and globalized lithium mining and materials industries: welcoming strategic partners from all over the world. The country’s lithium industry has already received investments from companies headquartered in China, the United States, Canada, Australia and the United Kingdom. The Singaporean listing of Sigma Brazil aims to maximize value for all shareholders of Sigma Lithium by leveling the playing field across negotiating parties.”

Cesar Chicayban, Lead Independent Board Member added: “As the Company is a completely ramped up producer, we can evaluate strategic alternatives from a position of maximum flexibility despite the current lithium cycle downturn. Sigma is one of the largest and lowest cost producers in the industry and reached Net Zero, achieving a key competitive advantage for the European Battery Passport. Therefore, Sigma Lithium in parallel to its strategic review, has been laser focused on consolidating its position as one of the majors by concluding the detailed engineering for its production capacity expansion plans.”

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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